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                   U. S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One)

[X]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:       December 31, 1997
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[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR
For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to the entire Annual Report on Form 10-K.

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PART I  --  REGISTRANT INFORMATION

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     Full Name of Registrant:  Stevens International, Inc.
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     Former Name if Applicable:  Stevens Graphics Corporation
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     5500 Airport Freeway
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     Address of Principal Executive Office (Street and Number)

     Fort Worth, Texas  76117
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     City, State and Zip Code

                                No Exhibit Index
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PART II  --  RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III  --  NARRATIVE

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     During 1997, the Company has been in default of certain covenants contained in its bank credit facility agreement and the agreement governing Stevens'
Senior Subordinated Notes. Accordingly, in August 1997 the Company and its bank lender and the holders ("Note Holders") of the Company's Senior Subordinated Notes due June 30, 2000 ("Senior Subordinated Notes") entered into agreements providing for the modification of the bank credit facility and the agreements governing the Senior Subordinated Notes. These agreements provided for the waiver of all prior defaults; revised financial covenants , including a minimum net worth requirement of $2 million; certain limitations on permitted refinancing of the bank credit facility; payment of $100,000 in interest on the Senior Subordinated Notes in August, 1997, with an additional payment of $200,000 in interest in December 1997, and $1.0 million in interest and fees added to principal of the Senior Subordinated Notes and due on June 30, 2000;
and an increase in the interest rate under the bank credit facility to 2.5% over the lenders prime rate of interest.

     The Company was unable to meet certain of the revised covenants at December 31, 1997, including the payment of $200,000 in interest and the minimum required net worth. A series of maturity date extensions through March 31, 1998 of the bank facility and the Senior Subordinated Notes were received in 1998 pending reaching new definitive agreements with the Company's bank lender and the Note Holders to extend the maturity of the Company's debt well into the future.

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     The Company and the Note Holders have conducted extensive noegotiations through March 30, 1998 in an attempt to restructure the terms of the Senior Subordinated Notes. Commitments for extension of the maturities of the bank credit facility and the Senior Subordinated Notes have not been obtained to date. Based on its discussions and negotiations to date, however, the Company believes that such commitments will be forthcoming in the next ten days. Alternatively and without these commitments, the Company may have to characterize its Senior Subordinated Notes as current and/or incur higher interest rates on the debt.

    In addition, as previously announced, the Company has entered into an agreement in principle to sell the historical product lines of its Zerand division. Because of the significant time commitments required of management to pursue these matters and the resulting impact they will have on the Company's financial statements, the Company believes, that the information required to be filed in the subject annual report is not available without unreasonable effort or expense.
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PART IV  --  OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification.

     George A. Wiederaenders                       817           831-3911
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                     (Name)                    (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes           [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                              [X]  Yes          [ ]  No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Change in Results of Operations.  The Company's sales for 1997 decreased
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by $30.4 million compared to 1996 while preliminary and estimated gross profit increased by approximately $10 million compared to gross profit in 1996. The Company's preliminary and estimated net loss in 1997 was approximately $19.6 million compared to a net loss of $34.2 million in 1996. See Part III of this Form 12b-25.

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Pursuant to the requirements of the Securities Exchange Act of 1934, Stevens
International, Inc. duly causes this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    STEVENS INTERNATIONAL, INC.



Date:     March 27, 1998                   By:  /s/ George A. Wiederaenders
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                                              George A. Wiederaenders
                                              Vice President, Treasurer, and
                                              Chief Accounting Officer

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